December 1, 2019

JPMorgan Trust I

277 Park Avenue

New York, NY 10172

Dear Sirs:

J.P. Morgan Investment Management Inc. (“JPMIM”) hereby agrees to waive the advisory fee it would be owed under the advisory agreement for JPMorgan Access Balanced Fund and the JPMorgan Access Growth Fund (each a “Fund” and collectively, the “Funds”) in the amount equal to the advisory fee that JPMIM is paid by each Fund’s wholly-owned subsidiary (each, a “Subsidiary”). This waiver does not apply to each Fund’s investments in affiliated money market funds made with cash received as collateral from securities lending borrowers. This waiver will continue as long as a Fund invests in its Subsidiary and can only be terminated with the approval of the Board of Trustees of JPMorgan Trust I.

J.P. Morgan Investment Management Inc. understands and intends that the Funds will rely on this agreement in preparing and filing their registration statements on Form N-1A and in accruing the Funds’ expenses for purposes of calculating net asset value and for other purposes, and expressly permits the Funds to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc.

By:

Accepted by:
JPMorgan Trust I

By: